Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, NJ 07727

August 4, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation Registration Statement on Form S-3 File No. 333-251078

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cherry Hill Mortgage Investment Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be declared effective at 9:00 a.m., Eastern Time on August 6, 2021, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, it would be appreciated if you would so inform David Freed of Mayer Brown LLP, counsel to the Company, at (212) 506-2498 or via email at dfreed@mayerbrown.com.

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
Name:	Michael Hutchby
Title:	Chief Financial Officer